UNDERWRITING AGREEMENT

September 14, 2021

Integra Resources Corp.

400 Burrard Street, Suite 1050

Vancouver, British Columbia

V6C 3A6

Attention: Mr. George Salamis

 President, Chief Executive Officer and Director

Dear Sirs:

Raymond James Ltd. (the "Lead Underwriter"), Cormark Securities Inc., National Bank Financial Inc., PI Financial Corporation, Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Desjardins Securities Inc., H.C. Wainwright & Co., LLC, iA Private Wealth Inc. and Roth Canada, ULC (together with the Lead Underwriter, the "Underwriters" and each individually an "Underwriter") hereby severally, and not jointly nor jointly and severally, agree to purchase from Integra Resources Corp. (the "Corporation") in the respective percentages set forth in Section 22, and the Corporation hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 5,900,000 common shares of the Corporation (the "Firm Shares") on an underwritten "bought deal" basis at a price of US$2.55 per Firm Share (the "Offering Price") for aggregate gross proceeds of US$15,045,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 22 hereof, up to an additional 885,000 common shares of the Corporation (the “Additional Shares”) at a price of US$2.55 per Additional Share for the purpose of covering the Underwriters’ over-allocation position and for market stabilization purposes.  The Over-Allotment Option may be exercised in accordance with Section 16 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”. H.C. Wainwright & Co., LLC will not, directly or indirectly, solicit offers to purchase or sell Offered Shares in Canada.

The undersigned understand that the Corporation has prepared and filed with each of the Canadian Securities Commissions (as hereinafter defined) (i) a preliminary short form base shelf prospectus dated August 7, 2020 (together with the Documents Incorporated by Reference (as hereinafter defined) therein, the "Canadian Preliminary Base Shelf Prospectus"), and (ii) a final short form base shelf prospectus dated August 21, 2020 (together with the Documents Incorporated by Reference therein and any supplements or amendments thereto, the "Canadian Final Base Shelf Prospectus"), in respect of up to C$100,000,000 aggregate initial offering price of common shares, warrants, subscription receipts and units of the Corporation, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Corporation has received a Dual Prospectus Receipt (as hereinafter defined) for the Canadian Preliminary Base Shelf Prospectus on August 7, 2020 and for the Canadian Final Base Shelf Prospectus on August 21, 2020.  The Corporation has also prepared and filed a preliminary prospectus supplement relating to the Offering (as hereinafter defined), which excluded certain pricing information, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (including the Documents Incorporated by Reference therein, the "Canadian Preliminary Prospectus Supplement", and together with the Canadian Final Base Shelf Prospectus, the "Canadian Preliminary Prospectus").

The undersigned also understand that the Corporation has prepared and filed with the United States Securities and Exchange Commission (the "SEC") pursuant to the Canada/United States Multijurisdictional Disclosure System adopted by the United States and Canada (the "MJDS"), a registration statement on Form F-10 (File No. 333-242483) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as hereinafter defined) by the Canadian Final Base Shelf Prospectus, including the Offered Shares, under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the rules and regulations of the SEC thereunder (the Canadian Final Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the "U.S. Base Prospectus" and such registration statement, including the prospectus contained therein at the time it become effective, as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective, is herein called the "Registration Statement"). The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the "Form F-X") in conjunction with the filing of the Registration Statement (as hereinafter defined). The Corporation has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the "U.S. Preliminary Prospectus Supplement", and together with the U.S. Base Prospectus, the "U.S. Preliminary Prospectus").

In addition, the undersigned also understand that the Corporation will (i) prepare and file, as promptly as practicable and in any event by the earlier of the date a Canadian Prospectus Supplement (as hereinafter defined) is first sent or delivered to a purchaser in the Offering and one Business Day (as hereinafter defined) of the execution and delivery of this Agreement, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the "Canadian Prospectus Supplement", and, together with the Canadian Final Base Shelf Prospectus, the "Canadian Prospectus"), and (ii) prepare and file with the SEC, within one Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the "U.S. Prospectus Supplement", and together with the U.S. Base Prospectus, the "U.S. Prospectus"). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Shelf Prospectus for which a Dual Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the "Shelf Information". The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the "Prospectus Supplements" and the U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the "Prospectuses".

Any reference herein to any "amendment" or "supplement" to the U.S. Preliminary Prospectus, the U.S. Base Prospectus, the U.S. Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Base Shelf Prospectus or the Canadian Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of such U.S. Preliminary Prospectus, the U.S. Base Prospectus, the U.S. Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Base Shelf Prospectus or the Canadian Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act or Canadian Securities Laws (as hereinafter defined), as applicable, and (ii) any such document so filed.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as hereinafter defined), if any, and the information listed in Schedule "D" hereto, taken together, are hereinafter referred to as the "Pricing Disclosure Package". For purposes of this Agreement, the "Applicable Time" is 9:00 a.m. (Eastern Time) on the date of this Agreement.

The Corporation and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of the Financial Industry Regulatory Authority, Inc.

In consideration of the agreement on the part of the Underwriters to purchase the Offered Shares and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Corporation agrees to pay to the Lead Underwriter on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 5.5% of the aggregate gross proceeds of the Offering (the "Underwriting Fee"), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Corporation less the amount of the Underwriting Fee, it being acknowledged and agreed that a reduced Underwriting Fee equal to 2.75% of the gross proceeds shall be payable with respect to the sale of Firm Shares or Additional Shares to (i) the President's List Purchasers (as hereinafter defined) (the "President's List Exemption"), and (ii) Coeur Mining, Inc or any subsidiary thereof. The President's List Exemption will be applicable for up to US$1,500,000 of gross proceeds of the Offering. Notwithstanding the foregoing, in consideration for the work rendered by the Lead Underwriter as sole bookrunner for the Offering, at the Closing Time, and at the Option Closing Time, if any, the Company shall pay to the Lead Underwriter a "step-up fee" equal to 5.0% of the Underwriting Fee (the "Step-up Fee"), and the remainder of the Underwriting Fee shall be payable to the Underwriters in accordance with the respective percentages set out opposite their names in Section 22. For greater certainty, the Step-up Fee is payable by the Company as part of and not in addition to the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1 Interpretation

(1) Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

"Additional Shares" has the meaning given to it in the second paragraph of this Agreement;

"affiliate" has the meaning given to it in the Business Corporations Act (British Columbia);

"Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this underwriting agreement;

"Annual Financial Statements" has the meaning given to that term in subsection Section 7(1)(x);

"Applicable Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws;

"Applicable Time" has the meaning given to it in the seventh paragraph of this Agreement;

"Business Day" means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia and Toronto, Ontario;

"Canadian Final Base Shelf Prospectus" has the meaning given to it in the third paragraph of this Agreement;

"Canadian Offering Documents" means each of the Canadian Preliminary Prospectus, the Canadian Prospectus and any Canadian Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Documents;

"Canadian Preliminary Base Shelf Prospectus" has the meaning given to it in the third paragraph of this Agreement;

"Canadian Preliminary Prospectus" has the meaning given to it in the third paragraph of this Agreement;

"Canadian Preliminary Prospectus Supplement" has the meaning given to it in the third paragraph of this Agreement;

"Canadian Prospectus" has the meaning given to it in the fifth paragraph of this Agreement;

"Canadian Prospectus Amendment" means any amendment to the Canadian Preliminary Prospectus or the Canadian Prospectus, including the Documents Incorporated by Reference;

"Canadian Prospectus Supplement" has the meaning given to it in the fifth paragraph of this Agreement;

"Canadian Securities Commissions" means the securities regulatory authorities in each of the Qualifying Jurisdictions;

"Canadian Securities Laws" means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

"CDS" means CDS Clearing and Depository Services Inc.;

"Closing Date" has the meaning given to it in Section 14;

"Closing Time" has the meaning given to it in Section 14;

"Commission" means the British Columbia Securities Commission;

"Common Shareholders" has the meaning given to that term in subsection Section 7(1)(bb);

"Common Shares" means the common shares in the capital of the Corporation;

"Continuous Disclosure Materials" has the meaning given to that term in subsection Section 7(1)(h) hereto;

"Corporation" means Integra Resources Corp.;

"Corporation's Financial Statements" has the meaning given to that term in subsection Section 7(1)(y);

"Distribution" means "distribution" or "distribution to the public" as those terms are defined in the Applicable Securities Laws;

"Documents Incorporated by Reference" means all interim and annual financial statements, management's discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

"Dual Prospectus Receipt" means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus and any Canadian Prospectus Amendment, as the case may be;

"EDGAR" means the SEC's Electronic Document Gathering and Retrieval System;

"Effective Time" means the time the Registration Statement is declared or becomes effective;

"Environmental Laws" has the meaning given to that term in subsection Section 7(1)(nn);

"Firm Shares" has the meaning given to it in the first paragraph of this Agreement;

"Form F-X" has the meaning given to it in the fourth paragraph of this Agreement;

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

"Indemnified Party" has the meaning given to it in Section 9(1);

"Interim Financial Statements" has the meaning given to that term in subsection Section 7(1)(y);

"Issuer Free Writing Prospectus" means an "issuer free writing prospectus" as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Corporation, (ii) is a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation's records pursuant to Rule 433(g) under the U.S. Securities Act;

"ITA" means the Income Tax Act (Canada), as amended;

"Lead Underwriter" has the meaning given to it in the first paragraph of this Agreement;

"Marketing Documents" means the term sheet dated September 13, 2021, which is incorporated by reference into the Prospectus Supplements and any other marketing materials approved in accordance with Section 3(2);

"marketing materials" has the meaning given to it in NI 41-101;

"Material Adverse Effect" means any event, change or fact which could reasonably be expected to have a material and adverse effect on the business, operations or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole;

"material change" has the meaning given to that term in the Securities Act (British Columbia);

"Material Contracts" has the meaning given to that term in subsection Section 7(1)(ii) hereto;

"material fact has the meaning given to that term in the Securities Act (British Columbia);

"misrepresentation" has the meaning given to that term in the Securities Act (British Columbia);

"MJDS" has the meaning given to it in the fourth paragraph of this Agreement;

"NI 41-101" means National Instrument 41-101 - General Prospectus Requirements;

"NI 43-101" means National Instrument 43-101 - Standards for Disclosure for Mineral Projects;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 44-102" means National Instrument 44-102 - Shelf Distributions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"NYSE American" means the NYSE American LLC;

"OFAC" has the meaning given to it in Section 7(1)(ww);

"Offered Shares" has the meaning given to it in the second paragraph of this Agreement;

"Offering" means the sale of Offered Shares pursuant to this Agreement;

"Offering Documents" means the Canadian Offering Documents and the U.S. Offering Documents;

"Offering Jurisdictions" means the United States and the Qualifying Jurisdictions;

"Offering Price" has the meaning given to it in the first paragraph of this Agreement;

"Option Closing Date" has the meaning given to it in Section 16(1);

"Option Closing Time" has the meaning given to it in Section 16(1);

"Over-Allotment Option" has the meaning given to it in the second paragraph of this Agreement;

"President's List Exemption" has the meaning given to it in the ninth paragraph of this Agreement;

"President's List Purchasers" means those purchasers that have been identified in writing by the Corporation to the Lead Underwriter;

"Pricing Disclosure Package" has the meaning given to it in the seventh paragraph of this Agreement;

"Principals" has the meaning given to that term in subsection Section 7(1)(bb);

"Property Rights" has the meaning given to that term in subsection Section 7(1)(k);

"Prospectus Supplements" has the meaning given to it in the fifth paragraph of this Agreement;

"Prospectuses" has the meaning given to it in the fifth paragraph of this Agreement;

"Purchasers" means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

"Qualifying Jurisdictions" means each of the provinces and territories of Canada other than Québec, and such other jurisdictions to which the Underwriters and the Corporation may agree;

"Registration Statement" has the meaning given to it in the fourth paragraph of this Agreement;

"SEC" has the meaning given to it in the fourth paragraph of this Agreement;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Selling Firm" has the meaning given to it in Section 2(1);

"Step-up Fee" has the meaning given to it in the ninth paragraph of this Agreement;

"Shelf Information" has the meaning given to it in the fifth paragraph of this Agreement;

"Shelf Procedures" means NI 44-101 and NI 44-102;

"Standard Listing Conditions" has the meaning given to it in Section 15(1)(h);

"Subsidiaries" means Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc. and DeLamar Mining Company, each as listed in Schedule "A" hereto, and "Subsidiary" means any one of the aforementioned entities;

"Supplementary Material" means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

"Technical Report" means the technical report titled 'Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA' with an effective date of September 9, 2019 and authored by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, Member M.M.S.A., Jeffrey L. Woods, Member S.M.E., M.M.S.A. and John D. Welsh, P.E.;

"template version" has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

"TSX-V" means the TSX Venture Exchange;

"Underwriters" has the meaning given to it in the first paragraph of this Agreement;

"Underwriters' Expenses" has the meaning given to it in Section 17;

"Underwriting Fee" has the meaning given to it in the ninth paragraph of this Agreement;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Amended Prospectus" means any amendment or supplement to the U.S. Preliminary Prospectus or the U.S. Prospectus;

"U.S. Base Prospectus" has the meaning given to it in the fourth paragraph of this Agreement;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Offering Documents" means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Preliminary Prospectus, the U.S. Prospectus, any U.S. Amended Prospectus and the Pricing Disclosure Package;

"U.S. Preliminary Prospectus" has the meaning given to it in the fourth paragraph of this Agreement;

"U.S. Preliminary Prospectus Supplement" has the meaning given to it in the fourth paragraph of this Agreement;

"U.S. Prospectus" has the meaning given to it in the fifth paragraph of this Agreement;

"U.S. Prospectus Supplement" has the meaning given to it in the fifth paragraph of this Agreement;

"U.S. Registration Statement Amendment" means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

"U.S. Securities Act" has the meaning given to it in the fourth paragraph of this Agreement; and

"U.S. Securities Laws" means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder.

(2) Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Preliminary Prospectus.

(3) Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4) All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5) Any reference in this Agreement to "US$" or to "dollars" shall refer to the lawful currency of the United States and any reference to "C$" shall refer to the lawful currency of Canada.

(6) The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" -  Subsidiaries

Schedule "B" -  Outstanding Convertible Securities

Schedule "C" -   Matters to be Addressed in the Corporation's Canadian Counsel Opinion

Schedule "D" -  Pricing Terms Included in the Pricing Disclosure Package

Section 2 Distribution of the Offered Shares

(1) Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a "Selling Firm") as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm but at no additional cost to the Corporation. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2) For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction where a Dual Prospectus Receipt has been obtained in respect of the Canadian Final Base Shelf Prospectus, unless otherwise notified in writing by the Corporation.

(3) The Underwriters will use their reasonable best efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time. The Lead Underwriter shall promptly notify the Corporation when, in its opinion, the Distribution of the Offered Shares has ceased and will provide to the Corporation, as soon as practicable thereafter but in any event within 30 days after completion of the Distribution, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4) The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Corporation or its securities, other than as set forth in the Offering Documents, any Issuer Free Writing Prospectus or in any Marketing Documents.

(5) Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Corporation under this Section 2 with respect to a default or breach by another Underwriter or another Underwriter's duly registered broker-dealer affiliate in the United States or another Underwriter's Selling Firm, as the case may be.

(6) Subject to Section 6, the Underwriters acknowledge that the Corporation is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities authority outside of the Offering Jurisdictions.

Section 3 Preparation of Prospectus Supplements; Marketing Documents; Due Diligence

(1) During the period of the Distribution of the Offered Shares, the Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Prospectus Supplements and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Preliminary Prospectus Supplement, the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, to enable the Underwriters to execute any certificate required to be executed by the Underwriters.

(2) Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

(a) subject to Section 7(2)(d), the Corporation shall prepare, in consultation with the Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their U.S. and Canadian counsel, acting reasonably;

(b) the Lead Underwriter, on behalf of the Underwriters, shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c) the Corporation shall file a template version of any such marketing materials on SEDAR and on EDGAR as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Lead Underwriter, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Commission), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d) following the approvals and filings set forth in Section 3(2)(a) to Section 3(2)(c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers and which shall comply with Applicable Securities Laws.

(3) The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4 Material Changes

(1) During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a) any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets (including contractual arrangements), liabilities (contingent or otherwise), capital or ownership of the Corporation and its Subsidiaries taken as a whole;

(b) any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c) any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation; or

(d) the occurrence of any event as a result of which (i) the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Preliminary Prospectus, the U.S. Prospectus, any U.S. Amended Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2) The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3) The Corporation shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4) If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Corporation shall, subject to the proviso in clause (3) above, make any such filing under Applicable Securities Laws as soon as possible.

(5) The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5 Deliveries to the Underwriters

(1) The Corporation shall deliver or cause to be delivered to the Underwriters:

(a) copies of the Canadian Preliminary Prospectus, the Canadian Prospectus and any Marketing Documents duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b) copies of the Registration Statement, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

(c) copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d) any U.S. Registration Statement Amendment or U.S. Amended Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(1) if the documents are publicly available on SEDAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are publicly available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2) The Corporation shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Preliminary Prospectus and Canadian Prospectus and any Marketing Documents and the U.S. Preliminary Prospectus and U.S. Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Corporation shall similarly cause to be delivered to the Underwriters commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Corporation agrees that such deliveries shall be effected as soon as possible and, in any event not later than 12:00 noon E.S.T. on the Business Day following the filing of the Canadian Prospectus or Canadian Prospectus Amendment, as applicable, provided that the Underwriters have given the Corporation written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Corporation consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3) By the act of having delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Corporation shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offering as required by the Applicable Securities Laws.

(4) The Corporation shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a "long form" comfort letter of the Corporation's auditors, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors' report incorporated by reference in the Prospectuses.

Section 6 Regulatory Approvals

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will qualify the Offered Shares for offer and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Corporation shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designate jurisdiction in making offers and sales of Offered Shares therein.

Section 7 Representations and Warranties of the Corporation

The Corporation represents and warrants to each of the Underwriters as set forth below and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement.

(1) General Matters

(a) the Corporation is a duly constituted corporation and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Corporation, are pending for the dissolution or liquidation or winding-up of the Corporation;

(b) the Corporation has no subsidiaries or affiliates other than the Subsidiaries and each of the Subsidiaries is duly incorporated and validly existing and in good standing under the laws of their jurisdiction of incorporation and no proceedings have been instituted or are pending for the dissolution or liquidation or winding-up of the Subsidiaries;

(c) the Corporation's direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule "A" to this Agreement, and all such shares are legally and/or beneficially owned by the Corporation or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all liens, charges and encumbrances of any kind whatsoever;

(d) the Corporation (i) is a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in all of the provinces and territories of Canada, and (ii) is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions;

(e) the Common Shares are listed for trading on the TSX-V and NYSE American and the Corporation is not in default of any requirement of the TSX-V or NYSE American applicable to the Corporation including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering or the issuance of the Firm Shares or Additional Shares;

(f) the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value of which 55,322,305 Common Shares were issued and outstanding as of the date of this Agreement as fully paid and non-assessable shares in the capital of the Corporation;

(g) other than as disclosed in the Prospectuses or as set out in Schedule "B" to this Agreement, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Corporation or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Corporation or the Subsidiaries;

(h) all documents published or filed by the Corporation with the Canadian Securities Commissions (the "Continuous Disclosure Materials") since January 1, 2019 contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws in all material respects and the Corporation is not in default of completing its filings under, nor has it failed to file or publish any document required to be filed or published under, Applicable Securities Laws;

(i) each of the Corporation and the Subsidiaries has the corporate power and capacity to own the assets owned by it and to carry on the business carried on and proposed to be carried on by it, and each of the Corporation and the Subsidiaries hold all licences and permits that are required for carrying on its business in the manner in which such business has been carried on and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(j) each of the Corporation and the Subsidiaries has good title to its respective assets as disclosed in the Prospectuses, free and clear of all liens, charges and encumbrances of any kind whatsoever except as disclosed in the Prospectuses or the Technical Report;

(k) all material property, options, leases, concessions, claims or other interests in natural resource properties and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Corporation or the Subsidiaries holds an interest or right (collectively, the "Property Rights") are completely and accurately described in the Technical Report. Except as set forth in the Prospectuses, the Corporation or a Subsidiary is the legal and/or beneficial owner or holder of such Property Rights. Except as set forth in the Prospectuses, the Property Rights are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances, other than so as to not materially interfere with the current use made by the Corporation and Subsidiaries of such Property Rights, and no royalty is payable in respect of any of them;

(l) except as set out in the Prospectuses, no property rights other than the Property Rights are necessary for the conduct of the business of the Corporation or the Subsidiaries as currently being conducted, or proposed to be conducted as described in the Prospectuses, and there are no restrictions on the ability of the Corporation or the Subsidiaries to use or otherwise exploit any such Property Rights, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights; in addition, except as set out in the Prospectuses, the Corporation, either directly or through its interest in the Subsidiaries, has all licences, permits and authorizations necessary for the conduct of the business of the Corporation and the Subsidiaries as currently conducted in each case;

(m) other than as disclosed in the Continuous Disclosure Materials, none of the Corporation nor the Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to its Property Rights as of the Closing Date;

(n) the Technical Report has been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and the Corporation has complied with, and is in compliance with, NI 43-101;

(o) each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect and no breach or default by the Corporation, or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation, or a Subsidiary, exists with respect thereto;

(p) the Corporation has all requisite corporate power and capacity to enter into this Agreement and to perform the transactions contemplated hereby and the granting of the Over-Allotment Option and the issuance and sale by the Corporation of the Firm Shares and Additional Shares have been duly authorized by all necessary corporate action of the Corporation, and this Agreement has been, duly executed and delivered by the Corporation and this Agreement is a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement as may be limited by applicable law;

(q) upon their issuance the Firm Shares and Additional Shares will be validly allotted, issued and outstanding, fully paid and non-assessable, and registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions (except control person restrictions) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(r) when issued and sold by the Corporation in accordance with the terms hereof, the terms of the Firm Shares and Additional Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to the Common Shares set forth in the Prospectuses;

(s) upon satisfaction of the Standard Listing Conditions, the Firm Shares and Additional Shares will be qualified investments under the ITA for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account;

(t) at the Closing Time, the Firm Shares will be listed and posted for trading on the TSX-V and NYSE American and the Additional Shares will be accepted for listing and trading on the TSX-V and NYSE American subject to their issuance;

(u) TSX Trust Company, at its principal offices in the City of Vancouver, British Columbia and Toronto, Ontario has been duly appointed as registrar and transfer agent for the Common Shares;

(v) the minute books and records of the Corporation and the Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation and the Subsidiaries are all of the minute books and records of the Corporation and the Subsidiaries from incorporation, as the case may be, to present and contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiary to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation or the Subsidiaries to the date of this Agreement not reflected in such minute books and other records;

(w) each of the Corporation and the Subsidiary maintain insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Corporation's management are reasonable for operations such as these, and are in good standing and not in default it being understood that the Corporation does not maintain title insurance over any of its properties;

(x) the audited financial statements of the Corporation for its fiscal year ended December 31, 2020, and notes thereto (the "Annual Financial Statements"), a copy of which is incorporated by reference in the Prospectuses, are true and correct in every material respect as at the date thereof and present fairly and accurately reflect the consolidated financial position and results of the operations of the Corporation as at the date thereof or for the period then ended, as applicable, and such financial statements have been prepared in accordance with IFRS applied on a consistent basis;

(y) the unaudited financial statements of the Corporation for the six months ended June 30, 2021 and notes thereto (the "Interim Financial Statements" and together with the Annual Financial Statements, the "Corporation's Financial Statements"), a copy of which is incorporated by reference in the Prospectuses, are true and correct in every material respect as at the date thereof and present fairly and accurately reflect the consolidated financial position and results of the operations of the Corporation as at the date thereof or for the period then ended, as applicable, and such financial statements were prepared in accordance with IFRS applied on a consistent basis;

(z) the Corporation maintains, and will maintain, at all times prior to the Closing Date, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with applicable generally accepted accounting principles, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference;

(aa) there has been no change in accounting policies or practices of the Corporation or the Subsidiaries since December 31, 2020, except as has been disclosed in the Prospectuses;

(bb) none of the Corporation nor the Subsidiaries is indebted to any of its directors or officers (collectively the "Principals"), other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders (the "Common Shareholders");

(cc) the Corporation does not owe any monetary amount to any Principal or Common Shareholder on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation or of director fees, (ii) reimbursement for expenses duly incurred in connection with the business of the Corporation or its Subsidiary, and (iii) for other standard employee benefits made generally available to all employees;

(dd) none of the Corporation nor the Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(ee) there are no material liabilities of the Corporation or the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation's Financial Statements except those incurred in the ordinary course of its business since December 31, 2020;

(ff) since December 31, 2020, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation and the Subsidiaries, on a consolidated basis, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their business, affairs, capital, prospects or assets, or the right or capacity of the Corporation and the Subsidiaries to carry on their business, considered on a consolidated basis, such business having been carried on in the ordinary course, in each case except as disclosed in the Prospectuses or otherwise disclosed to the Underwriters;

(gg) the directors, officers and key employees of the Corporation are as disclosed in the Prospectuses and the compensation arrangements with respect to the Corporation's Named Executive Officers are as disclosed in the management information circular for the Corporation's annual general and special meeting of shareholders held on June 29, 2021, and except as disclosed therein, there are no pensions, profit sharing, group sharing or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation;

(hh) there are no "significant acquisitions", "significant dispositions" or "significant probable acquisitions" for which the Corporation is required, pursuant to Applicable Securities Laws to include additional financial disclosure in the Prospectuses;

(ii) all contracts and agreements material to the Corporation and the Subsidiaries, collectively, other than those entered into in the ordinary course of its business as presently conducted (collectively the "Material Contracts") have been disclosed in the Prospectuses and neither the Corporation nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or a Subsidiary, whether by asset sale, transfer of shares or otherwise;

(jj) there are no amendments to the Material Contracts that have been proposed to be, or are required to be, made other than have been disclosed in the Prospectuses;

(kk) all tax returns, reports, elections, remittances, filings, withholdings and payments of the Corporation and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Corporation as at December 31, 2020 have been paid or accrued in the Corporation's Financial Statements;

(ll) the Corporation and each of its Subsidiaries have been assessed for all applicable taxes to and including the fiscal year ended December 31, 2020 and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Corporation is not aware of any material contingent tax liability of the Corporation or any of its Subsidiaries not adequately reflected in the Corporation's Financial Statements;

(mm) other than as disclosed in the Continuous Disclosure Materials, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending or, to the Corporation's knowledge, threatened against or affecting the Corporation or the Subsidiaries, or to the Corporation's knowledge, their respective directors or officers, in their capacities as directors or officers of the Corporation, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Corporation's knowledge, there is no basis therefor;

(nn) none of the Corporation nor the Subsidiaries has been in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "Environmental Laws"); without limiting the generality of the foregoing:

(i) the Corporation and the Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable Environmental Laws and have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and

(ii) there are no orders, rulings or directives issued against the Corporation or the Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Corporation, threatened against the Corporation or the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or its Subsidiaries;

(oo) no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Corporation or the Subsidiaries with respect thereto has been received by the Corporation or the Subsidiaries, and, to the knowledge of the Corporation, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or the Subsidiaries is in progress, threatened or, to the best of the Corporation's knowledge, pending, and, to the best of the Corporation's knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation or the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(pp) none of the Corporation nor the Subsidiaries and to the best of the Corporation's knowledge their respective directors or officers, in connection with the affairs of the Corporation, are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever;

(qq) the Corporation's auditors are independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")) between the Corporation and such auditors; the auditors who audited the Annual Financial Statements and who provided their audit report thereon were, as at the date of their audit report, independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Corporation and such auditors nor has there been any event which has led the Corporation's current auditors to threaten to resign as auditors;

(rr) none of the Corporation, the Subsidiaries nor to the knowledge of the Corporation, any of their respective employees or agents have, in connection with the affairs of the Corporation, made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(ss) no labour dispute with the employees of the Corporation or any Subsidiary currently exists or, to the knowledge of the Corporation and the Subsidiaries, is imminent.  Neither the Corporation nor any Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Corporation and the Subsidiaries no action has been taken or is contemplated to organize any employees of the Corporation or any Subsidiary;

(tt) the form of the certificate representing the Firm Shares and Additional Shares has been duly approved by the Corporation and complies with the provisions of the Business Corporations Act (British Columbia);

(uu) no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency in Canada is necessary or required for the performance by the Corporation of its obligations hereunder, in connection with the Offering in the Qualifying Jurisdictions, or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, or as may be required, under Applicable Securities Laws or under the rules and policies of the TSX-V;

(vv) all information and documentation concerning the Corporation and the Subsidiaries (including but not limited to the Property Rights and Material Contracts), the Firm Shares, Over-Allotment Option, Additional Shares, and the Offering, that has been provided in writing to the Underwriters on their request by the Corporation in connection with this Agreement is accurate and complete in all material respects and not misleading and will not omit to state any fact or information which would be material to a lead manager and underwriter performing the services contemplated herein;

(ww) neither the Corporation nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department ("OFAC"); and the Corporation will not knowingly, directly or indirectly, use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC;

(2) Prospectus Matters

(a) the Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required;

(b) the Canadian Final Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Final Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Final Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Corporation; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein;

(c) as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein;

(d) the Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Shares that is a "written communication" (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof.  Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein.  Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus; and

(e) the Corporation meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Corporation or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Shares and at the date hereof, the Corporation was not and is not an "ineligible issuer", as defined in Rule 405 under the U.S. Securities Act.

Section 8 Representations, Warranties and Covenants of the Underwriters

(1) Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation that:

(a) it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b) it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2) The Underwriters hereby covenant and agree with the Corporation to the following:

(a) Compliance with Securities Laws.  The Underwriters will offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through the Selling Firms, only in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement and will offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement. The Underwriters shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Corporation with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Offering Jurisdictions and the Underwriters shall not make any representations or warranties with respect to the Corporation or the Offered Shares, other than as set forth in the Offering Documents.

(b) Liability on Default.  No Underwriter shall be liable to the Corporation under this section with respect to a default by any of the other Underwriters.

(3) The Corporation agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

(4) No Underwriter that is a non-resident for purposes of the ITA will render any services under this Agreement in Canada.

(5) H.C. Wainwright & Co., LLC hereby covenants and agrees with the Corporation that:

(a) it will not sell or offer to sell, nor allow any agent or selling group member acting on its behalf in connection with the Offering to sell or offer to sell, any of the Offered Shares to any person resident in Canada;

(b) at the Closing Time and the Option Closing Time, it will deliver to the Lead Underwriter, an “all-sold” certificate confirming that neither it nor any of the agents or selling group members acting on its behalf in connection with the Offering, has offered or sold any of the Firm Shares or Additional Shares, as applicable, to any person resident in Canada; and

(c) it shall include a statement in the confirmation slip or other notice provided to each Purchaser of the Offered Shares sold by it that it is its understanding that the Purchaser is not a resident of Canada nor is the Purchaser holding such Offered Shares on behalf of or for the benefit of a person resident in Canada.

Section 9 Indemnification

(1) The Corporation agrees to indemnify and save harmless each of the Underwriters, its affiliates and each of their directors, officers, employees and agents (each being hereinafter referred to as the "Indemnified Party") from and against all liabilities, claims, losses, costs, damages and expenses (including without limitation any legal fees or other expenses reasonably incurred by such Underwriters in connection with defending or investigating any of the above, but excluding any loss of profits and other consequential damages), in any way caused by, or arising directly or indirectly from, or in consequence of:

(a) (i) any information or statement contained in any Offering Document which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document, in any Issuer Free Writing Prospectus or in any "issuer information" (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any Marketing Documents, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus or in any "issuer information" (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any Marketing Documents, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Corporation will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such misrepresentation or alleged misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(b) any order made or inquiry, investigation or proceedings commenced or threatened by any securities regulatory authority, stock exchange or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement provided by the Underwriters in writing specifically for use in any Offering Document or omission relating solely to the Underwriters or alleged untrue statement which has been provided by the Underwriters in writing specifically for use in an Offering Document or alleged omission relating solely to the Underwriters) in any Offering Document, or based upon any failure to comply with the Applicable Securities Laws in connection with the transactions contemplated herein (other than any failure or alleged failure to comply by the Underwriters), or which prevents or restricts the trading in or the sale of the Corporation's securities or the distribution of the Offered Shares in any jurisdiction;

(c) the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws relating to or connected with the distribution of the Offered Shares, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(d) any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under this Agreement;

provided that none of the foregoing indemnities apply if and to the extent that a court of competent jurisdiction in a final judgement from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, in which case this Section 9 shall cease to apply to such Indemnified Party in respect of such Claim (as hereinafter defined).  For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute "gross negligence", "fraud" or "wilful misconduct" for the purposes of this Section 9 or otherwise disentitle the Underwriters from indemnification hereunder.

(2) If any matter or thing contemplated by Section 9 (any such matter or thing being referred to as a "Claim") is asserted against an Indemnified Party, such Indemnified Party will (i) notify the Corporation in writing as soon as possible of the nature of such Claim, (ii) will provide copies of all the relevant documentation to the Corporation, and (iii) unless the Corporation assumes the defence thereof, will keep the Corporation advised of the progress and will discuss all significant proposed actions. The failure to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party except, and only to the extent, that any such delay in giving or failing to give notice results in the loss of rights or defences in connection with such Claim or results in any increase in the liability under this indemnity which the Corporation would not otherwise have incurred had the Indemnified Party given the required notice.  The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Parties, acting reasonably.  Upon the Corporation notifying the Indemnified Party in writing of its election to assume the defence and retain counsel, the Corporation will not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence.  If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

(3) No settlement of any such Claim or admission of liability may be made by the Corporation or an Indemnified Party without the prior written consent of the Indemnified Parties affected or the Corporation (as applicable), which consent may not be unreasonably withheld or delayed, unless such settlement includes an unconditional release of each Indemnified Party or the Corporation (as applicable) from all liability arising out of such action or Claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party or the Corporation (as applicable).

(4) Notwithstanding the forgoing, any Indemnified Party shall have the right, at the Corporation's expense, to separately retain counsel of such Indemnified Party's choice, in respect of the defence of any Claim if: (i) the Corporation shall have agreed to the retention of the other counsel; (ii) the Corporation has not assumed the defence and retained counsel therefor promptly following receipt by the Corporation of notice of any such Claim from the Indemnified Party; or (iii) counsel retained by the Corporation or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including the reason that (A) there may be legal defences available to the Indemnified Party that are different from or in addition to those available to the Corporation (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on such Indemnified Party's behalf), (B) there is a conflict of interest between the Corporation and the Indemnified Party, or (C) the subject matter of the Claim may not fall within the indemnity set forth herein, and in each such case the Corporation shall not have the right to assume or direct the defence on such Indemnified Party's behalf, provided that the Corporation shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

(5) The rights provided in this Section 9 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

(6) To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

Section 10 Contribution

(1) In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 9 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters, the Underwriters and the Corporation shall contribute to the aggregate of all losses, costs, claims, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any action or claim which is the subject of this Section but excluding any loss of profits and other consequential damages) of the nature provided for above in such proportion as is appropriate to reflect not only the relative benefits received by the Underwriters on the one hand and the Corporation on the other hand but also the relative fault of the Underwriters and the Corporation as well as any relevant equitable considerations, provided that, in no event, will the Underwriters be responsible for any amount in excess of the amount of the Underwriting Fee actually received by them. In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above; and (ii) the amount of the Underwriting Fee actually received by the Underwriters. Notwithstanding the foregoing, none of the foregoing applies if and to the extent that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of the party claiming contribution.

(2) The rights to contribution provided in this Section 10 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 10(1) of this Section 10 shall apply, mutatis mutandis, in respect of such other right.

(3) Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought.  In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section 10, except to the extent such party is materially prejudiced by the failure to receive such notice.  The obligations of the Underwriters to contribute pursuant to this Section 10 are several in proportion to the number of Offered Shares to be purchased by each of the Underwriters hereunder and not joint.

(4) The Corporation hereby waives its right to recover contribution from the Underwriters or any other Indemnified Party with respect to any liability of the Corporation solely by reason of or arising out of any misrepresentation contained in any Offering Document, other than a misrepresentation included in reliance upon information furnished to the Corporation in writing by or on behalf of any Underwriter by the Lead Underwriter specifically for use therein.

Section 11 Covenants of the Corporation

(1) The Corporation covenants and agrees with the Underwriters that:

(a) the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b) between the date hereof and the date of completion of the Distribution of the Offered Shares, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;

(ii) the issuance by any Canadian Securities Commission, the SEC, the TSX-V or NYSE American of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose; or

(iii) any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Corporation will use its best efforts to prevent the issuance of any order referred to in subparagraph (d)(i) above or subparagraph (d)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c) the Corporation will use its best efforts to obtain the conditional listing of the Offered Shares on the TSX-V by the Closing Time, subject only to the Standard Listing Conditions, and the Corporation will use its best efforts to have the Offered Shares listed and admitted and authorized for trading on NYSE American by the Closing Time, subject only to the official notice of issuance;

(d) as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Corporation will make generally available to its security holders and to the Lead Underwriter an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e) the Corporation will use the net proceeds from the Offering as described in the Pricing Disclosure Package and the Prospectuses.

(2) Prior to the completion of the Distribution of the Offered Shares, the Corporation will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3) During the period commencing on the date hereof and ending on the date which is 90 days following the Closing Date, not, without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld or delayed, directly or indirectly issue, negotiate, announce or agree to sell or issue any common shares or securities or other financial instruments convertible into or having the right to acquire common shares of the Corporation, other than issuances (i) as contemplated in this Agreement; (ii) pursuant to the grant of convertible awards in the normal course pursuant to the Corporation's employee equity incentive plan or issuance of securities pursuant to the exercise or conversion, as the case may be, of options or securities of the Corporation outstanding on the date hereof; (iii) an issuance of options or securities in connection with a bona fide acquisition by the Corporation (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision); or (iv) if applicable, pursuant to the participation right granted to Coeur Mining, Inc. under an investor rights agreement dated November 25, 2019.

(4) The Corporation will use its commercially reasonable efforts to cause each of its directors and senior officers to enter into lock-up agreements in form and substance satisfactory to the Lead Underwriter, evidencing their agreement to not, without the consent of the Lead Underwriter, which consent shall not be unreasonably withheld or delayed, offer, sell, or resell (or announce any intention to do so) any securities of the Corporation held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than in connection with a third party take-over bid made to all holders of Common Shares or a similar acquisition of all of the Common Shares and other than securities sold to satisfy tax obligations on the exercise of convertible securities of the Corporation held by such person.

Section 12 All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation.  It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 13 Termination by Underwriters

(1) Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Corporation and the Lead Underwriter, at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a) there shall have occurred any material change, change in any material fact, or have arisen or been discovered any new material fact, that would be expected to in the opinion of Lead Underwriter, acting reasonably, on behalf of the Underwriters, have a significant adverse effect on the market price or value of the Offered Shares;

(b) any inquiry, investigation, action, suit, investigation or other proceeding (formal or informal) is made by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign government department, commission, board, bureau, agency or instrumentality, including without limitation, the TSX-V, NYSE American or any securities regulatory authority, which, in the opinion of Lead Underwriter, acting reasonably, prevents or restricts trading of the securities of the Corporation or adversely affects or will adversely affect the financial markets or the business, operations or affairs of the Corporation;

(c) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, including, without limitation, any escalation in the severity of the COVID-19 pandemic after September 13, 2021, which, in the opinion of Lead Underwriter materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and the Subsidiaries, taken as a whole; or

(d) the Corporation is in breach of any term, condition or covenant of this Agreement in any material respect or any representation or warranty given by the Corporation in this Agreement is or becomes false in any material respect.

(2) If this Agreement is terminated by any of the Underwriters pursuant to Section 13(1) or if this Agreement terminates automatically under Section 14, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 17.

(3) The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14 Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed at 8:00 a.m. (EDT), September 17, 2021, or such other date and/or time as may be agreed upon in writing by the Corporation and the Underwriters, but in any event not later than October 8, 2021 (respectively, the "Closing Time" and the "Closing Date"), at the offices of Cassels Brock & Blackwell LLP.  In the event that the Closing Time has not occurred on or before October 8, 2021, this Agreement shall, subject to Section 13(2) hereof, terminate.

Section 15 Conditions of Closing and Option Closing

(1) The obligations of the Underwriters under this Agreement are subject to (i) the representations and warranties of the Corporation contained in this Agreement being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the date of this Agreement, the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, (ii), the performance by the Corporation of its obligations under this Agreement in all material respects and (iii) receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a) such legal opinions, dated the Closing Date and Option Closing Date, as applicable, from Cassels Brock & Blackwell LLP, the Corporation’s Canadian counsel, or other local counsel as required, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “C” subject to customary limitations, assumptions and qualifications;

(b) such legal opinions, dated the Closing Date and the Option Closing Date, as applicable, from Dorsey & Whitney LLP, the Corporation's U.S. counsel, or other local counsel as required, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, subject to customary limitations, assumptions and qualifications, which shall be accompanied by a "10b-5 letter" addressed to the Underwriters;

(c) a "10b-5 letter", dated the Closing Date and the Option Closing Date, as applicable, from Goodwin Procter LLP, the Underwriters' U.S. counsel, addressed to the Underwriters;

(d) a letter (the "Title Opinion") of the Corporation's legal counsel, addressed to the Underwriters and their legal counsel, dated as of the Closing Date, in the form and content acceptable to the Underwriters acting reasonably, with respect to title and ownership rights in the Corporation's DeLamar Project;

(e) a deposit with CDS or its nominee, as requested by the Lead Underwriter, representing the Firm Shares (and Additional Shares, if applicable) electronically through the non-certificated inventory system of CDS, as directed by the Lead Underwriter on behalf of the Underwriters;

(f) the auditor's comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(g) the Underwriting Fee paid in accordance with the ninth paragraph of this Agreement;

(h) evidence satisfactory to the Lead Underwriter that the Offered Shares shall have been (A) listed and admitted and authorized for trading on NYSE American, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSX-V, subject only to satisfaction by the Corporation of customary conditions imposed by the TSX-V in similar circumstances (the "Standard Listing Conditions");

(i) a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be reasonably acceptable to the Underwriters, certifying that: (i) the Corporation has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Corporation at or prior to the Closing Time and the Option Closing Time, as applicable, in all material respects; (ii) all the representations and warranties of the Corporation contained herein are true and correct, in all material respects (or, if qualified by materiality, in all respects) as at the Closing Time and the Option Closing Time with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Corporation and its Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (v) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(j) at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer of the Corporation or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement and the listing of the Firm Shares and the Additional Shares on the TSX-V and NYSE American; and the incumbency and signatures of signing officers of the Corporation;

(k) at the Closing Time and the Option Closing Time, as applicable, a certificate of status (or equivalent) for the Corporation and each of the Subsidiaries dated within one Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date; and

(l) such other documents as the Underwriters or Canadian and U.S. counsel to the Underwriters may reasonably require; and all proceedings taken by the Corporation in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Lead Underwriter and Canadian and U.S. counsel for the Underwriters, acting reasonably.

Section 16 Over-Allotment Option

(1) The Over-Allotment Option may be exercised by the Underwriters at any time and from time to time, in whole or in part by delivering notice to the Corporation not later than 5:00 p.m. on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the "Option Closing Date") and time (the "Option Closing Time") on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business Days nor later than three Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Corporation). Subject to the terms of this Agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 22, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2) In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Cassels Brock & Blackwell LLP or at such other place as may be agreed to by the Underwriters and the Corporation.

(3) At the Option Closing Time, the Corporation shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Lead Underwriter, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of US$2.55 per Additional Share by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

(4) Concurrently with the deliveries and payment under paragraph (3), the Corporation shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the ninth paragraph of this letter against delivery of a receipt for that payment.

(5) The obligation of the Underwriters to make any payment or delivery contemplated by this Section 16 is subject to the conditions set forth in Section 15.

Section 17 Expenses

The Corporation will pay all costs, expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the preparation, filing and printing of the Offering Documents; (ii) all expenses and fees of the Underwriters, including all legal fees and disbursements of the Underwriters' Canadian and United States legal counsel (subject to a maximum of C$60,000 for Canadian legal counsel and US$60,000 for United States legal counsel); (iii) the fees and expenses of the Corporation's legal and other advisors; and (iv) all costs incurred in connection with the preparation of any documentation relating to the Offering.

Section 18 No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm's-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 19 Notices

Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Corporation, be addressed and faxed or delivered to:

Integra Resources Corp.

400 Burrard Street, Suite 1050

Vancouver, British Columbia V6C 3A6

Attention: George Salamis

Email: [REDACTED]

with a copy to (such copy not to constitute notice):

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building

885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention: David Redford

Email: [REDACTED]

and in the case of the Underwriters, be addressed and faxed or delivered to:

Raymond James Ltd.
Scotia Plaza, Suite 5400
40 King Street West
Toronto, ON  M5H 3Y2

Attention: Gavin McOuat
Email: [REDACTED]

Cormark Securities Inc.
Royal Bank Plaza, North Tower

200 Bay Street, Suite 1800

Toronto, ON M5J 2J2

Attention: Kevin Carter
Email: [REDACTED]

National Bank Financial Inc.

475 Howe Street, Suite 3000

Vancouver BC V6C 2B3

Attention: Morten Eisenhardt
Email: [REDACTED]

PI Financial Corp.
1900 - 666 Burrard Street,

Vancouver, BC, V6C 3N1

Attention: Dan Barnholden
Email: [REDACTED]

Stifel Nicolaus Canada Inc.
145 King Street West, Suite 300

Toronto, ON, M5H 1J8

Attention: Matthew Gaasenbeek
Email: [REDACTED]

 Canaccord Genuity Corp.

 Suite 2200 - 609 Granville Street

 Vancouver, BC, V7Y 1H2

Attention: David Sadowski
Email: [REDACTED]

 Desjardins Securities Inc.

 25 York Street, Suite 1000

 Toronto, ON, M5J 2V5

Attention: Maciej Pach
Email: [REDACTED]

 H.C. Wainwright & Co., LLC

 430 Park Avenue, 3rd Floor

 New York, NY, 10022

Attention: Craig M. Schwabe
Email: [REDACTED]

 iA Private Wealth Inc.

 900 – 700 Wellington Street East

 Toronto, ON, M5E 1S2

Attention: David Beatty
Email: [REDACTED]

 Roth Canada, ULC

 130 King Street West, Suite 1909

 Toronto, ON, M5X 1E3

Attention: Brady Fletcher
Email: [REDACTED]

with a copy to (such copy not to constitute notice):

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, British Columbia V7X 1L3

Attention: Bob Wooder
Email: [REDACTED]

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 20 Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Section 9, Section 10, Section 11(3) and Section 13, shall be taken by the Lead Underwriter on the Underwriters' behalf and the execution of the Agreement by the Underwriters shall constitute the Corporation's authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Shares to, or to the order of, the Lead Underwriter.

Section 21 Survival

The representations, warranties, obligations and agreements of the Corporation and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares until the later of: (i) the second anniversary of the Closing Date; and (ii) the latest date under Canadian Securities Laws and U.S. Securities Laws relevant to a Purchaser of any Offered Shares (non-residents of Canada or the U.S. being deemed to be resident in the Province of Ontario for such purposes) that a Purchaser of Offered Shares may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Canadian Prospectus, U.S. Prospectus or, if applicable, any Supplementary Material, and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

Section 22 Underwriters' Obligations

(1) Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

Raymond James Ltd.	35.0%
Cormark Securities Inc.	10.0%
National Bank Financial Inc.	10.0%
PI Financial Corporation	10.0%
Stifel Nicolaus Canada Inc.	10.0%
Canaccord Genuity Corp.	5.0%
Desjardins Securities Inc.	5.0%
H.C. Wainwright & Co., LLC	5.0%
iA Private Wealth Inc.	5.0%
Roth Canada, ULC	5.0%
TOTAL:	100%

(2) If any one or more of the Underwriters fails to purchase its or their applicable percentage of the Offered Shares at the Closing Time or at the Option Closing Time, as the case may be, and if the aggregate number of Firm Shares not purchased is:

(a) less than or equal to 10% of the Firm Shares agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Firm Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b) greater than 10% of the Firm Shares agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Firm Shares, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Firm Shares which would otherwise have been purchased by the defaulting Underwriter or Underwriters and to receive the defaulting Underwriter's portion of the Underwriting Fee in respect thereof;

and the non-defaulting Underwriters shall have the right, by notice to the Corporation, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase.

(3) In the event that such right in Section 22(2)(b) is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

(4) Nothing in this paragraph shall oblige the Corporation to sell to any or all of the Underwriters less than all of the Firm Shares or Additional Shares with respect to which the Over-Allotment Option is exercised, as applicable, or relieve from liability to the Corporation any Underwriter which shall be so in default.

Section 23 Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 24 Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, including for the avoidance of doubt, the bid letter dated September 13, 2021 between the Corporation and the Lead Underwriter, are terminated and this Agreement constitutes the entire agreement between the Corporation and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 25 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 26 Relationship with the TMX Group Limited

Certain of the Underwriters or affiliates thereof, each own or control an equity interest in TMX Group Limited ("TMX Group") and may have a nominee director serving on the TMX Group's board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX-V and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Section 27 Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us on or before September 14, 2021.

Yours truly,

RAYMOND JAMES LTD.

By:	“Gavin McOuat”
	Name:	Gavin McOuat
	Title:	Senior Managing Director, Head of Mining Investment Banking

CORMARK SECURITIES INC.

By:	“Kevin Carter”
	Name:	Kevin Carter
	Title:	Managing Director, Investment Banking

NATIONAL BANK FINANCIAL INC.

“Morten Eisenhardt”
	Name:	Mortan Eisenhardt
	Title:	Managing Director, Investment Banking

PI FINANCIAL CORPORATION

“Dan Barnholden”
	Name:	Dan Barnholden
	Title:	Managing Director

STIFEL NICOLAUS CANADA INC.

“Matthew Gaasenbeek”
	Name:	Matthew Gaasenbeek
	Title:	Vice Chairman, Managing Director and Co-Head of Investment Banking

CANACCORD GENUITY CORP.

“David Sadowski”
	Name:	David Sadowski
	Title:	Managing Director, Investment Banking

DESJARDINS SECURITIES INC.

“Maciej Pach”
	Name:	Maciej Pach
	Title:	Managing Director

H.C. WAINWRIGHT & CO., LLC

“Edward D. Silvera”
	Name:	Edward D. Silvera
	Title:	Chief Operating Officer

IA PRIVATE WEALTH INC.

“David Beatty”
Name:	David Beatty
Title:	Managing Director, Investment Banking

ROTH CANADA, ULC

“Brady Fletcher”
Name:	Brady Fletcher
Title:	President & Head of Investment Banking

The foregoing is in accordance with our understanding and is accepted by us.

INTEGRA RESOURCES CORP.
By:	“George Salamis”
	Name:	George Salamis
	Title:	President and Chief Executive Officer

SCHEDULE "A"

SUBSIDIARIES

A-1

SCHEDULE "B"

OUTSTANDING CONVERTIBLE SECURITIES

Options

Grant Date	Expiry Date	Strike Price	Issued	Outstanding	Exercisable	Unvested	Exercised	Expired
2017/11/03	2022/11/03	$2.50	1,606,000	1,461,600	1,461,600	0	144,400	0
2018/02/01	2023/02/01	$3.20	90,000	90,000	90,000	0	0	0
2018/02/28	2023/02/28	$2.95	100,000	100,000	100,000	0	0	0
2018/08/29	2023/08/29	$2.18	90,000	60,000	60,000	0	30,000	0
2018/09/10	2023/09/10	$2.18	40,000	40,000	26,667	13,333	0	0
2018/11/23	2023/11/23	$2.00	731,400	731,400	540,933	190,467	0	0
2018/12/13	2023/12/13	$2.00	100,000	100,000	100,000	0	0	0
2019/01/11	2024/01/11	$2.18	40,000	40,000	26,667	13,333	0	0
2019/01/16	2024/01/16	$2.15	50,000	50,000	33,333	16,667	0	0
2019/09/16	2024/09/16	$3.28	100,000	100,000	66,667	33,333	0	0
2019/12/17	2024/12/17	$2.88	1,383,900	1,380,567	596,631	783,936	3,333	0
2020/03/16	2025/03/16	$1.95	80,000	80,000	26,666	53,334	0	0
2020/09/22	2025/09/22	$4.51	40,000	40,000	0	40,000	0	0
2020/10/05	2025/10/05	$4.42	40,000	40,000	0	40,000	0	0
2020/12/15	2025/12/15	$4.71	288,206	288,206	29,165	259,041	0	0
2021/02/24	2026/02/24	$4.24	100,000	100,000	33,333	66,667	0	0
Total			4,879,506	4,701,773	3,191,662	1,510,111	177,733	0

RSUs

Grant Date	Award Value	Issued	Outstanding	Exercisable	Unvested	Exercised
2020/12/15	$4.7100	337,232	337,232	0	337,232	0
Total		337,232	337,232	0	337,232	0

DSUs

Grant Date	Award Value	Issued	Outstanding	Exercisable	Unvested	Exercised
2020/12/15	$4.71	87,500	87,500	87,500	0	0
2021/03/31	$3.40	6,921	6,921	6,921	0	0
2021/06/30	$3.63	6,482	6,482	6,482	0	0
Total		100,903	100,903	100,903	0	0

B-1

SCHEDULE "C"

MATTERS TO BE ADDRESSED IN THE CORPORATION'S

CANADIAN COUNSEL OPINION

(a) each of the Corporation and the Subsidiaries is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b) each of the Corporation and the Subsidiaries has all requisite corporate power and capacity to carry on its business as now conducted as described in the Canadian Prospectus and to own, lease and operate its property and assets described in the Canadian Prospectus and the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c) the Corporation's ownership interest in each of the Subsidiaries;

(d) the authorized and issued capital of the Corporation and each of the Subsidiaries;

(e) all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Additional Shares and the grant of the Over-Allotment Option;

(f) the Firm Shares have been validly allotted and will be issued as fully-paid and non-assessable common shares in the capital of the Corporation upon full payment therefor and, upon full payment therefor, and the issue thereof, the Additional Shares will have been validly issued as fully paid and non-assessable common shares in the capital of the Corporation;

(g) the Additional Shares have been duly allotted and reserved for issuance by the Corporation;

(h) the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Corporation and comply in all material respects with the Business Corporations Act (British Columbia), the notice of articles and articles of the Corporation and the rules and by-laws of the TSX-V;

(i) the Corporation has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue the Firm Shares and Additional Shares;

(j) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Canadian Final Base Shelf Prospectus, the Canadian Prospectus Supplement and, if applicable, any Supplementary Material thereto and the filing thereof with the Canadian Securities Commissions;

(k) this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

C-1

(l) the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Corporation and the offering, issuance, sale and delivery of the Firm Shares and Additional Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Corporation;

(m) TSX Trust Company is the duly appointed registrar and transfer agent for the common shares of the Corporation;

(n) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the distribution of the Firm Shares, the Over-Allotment Option and the Additional Shares in each of the Qualifying Jurisdictions through persons who are duly registered under Canadian Securities Laws and who have complied with the relevant provisions of such applicable laws; and

(o) subject to the qualifications, assumptions, limitations, and understandings set out in the Canadian Prospectus Supplement under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility For Investment", insofar as the statements under such headings constitute statements of law, they have been reviewed, fairly summarize the matters described therein, and are accurate in all material respects.

C-2

SCHEDULE "D"

Pricing Terms included in the Pricing Disclosure Package

The price per share for the Common Shares is US$2.55.

The number of Common Shares purchased by the Underwriters is 5,900,000.

The Corporation has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at US$2.55 to cover overallotments, if any.

The Underwriters receive 5.5% cash commission (2.75% cash commission for (i) President's List orders, which will be applicable for up to US$1,500,000 of gross proceeds of the Offering, and (ii) any Common Shares purchased by Coeur Mining, Inc.).

Coeur Mining, Inc. has indicated an interest in purchasing as part of the Offering at $2.55 a number of Common Shares that allows it to maintain its percentage ownership interest in the Corporation, in accordance with its participation right.

Issuer Free Writing Prospectuses

1. Press Release, dated September 13, 2021.

2. Term Sheet, dated September 13, 2021.

D-1